SHAREHOLDERS' AGREEMENT

This Shareholders' Agreement (the "Agreement"), is made as of this _____ day of ______, 1999, among The Empire Company, Inc., a Michigan corporation (the "Company"), Fletcher Challenge Forests USA Inc., a Delaware corporation ("FCF"), Thomas H. Highley, an individual resident in Michigan, USA ("Highley"), Stephen J. Johandes, an individual resident in Michigan, USA ("Johandes") and Stephen R. Grossman, an individual resident in Michigan, USA ("Grossman"). Highley, Johandes and Grossman are sometimes referred to collectively in this Agreement as "the Management Group".

RECITALS

A. FCF and the Company are parties to a Stock Purchase Agreement dated _______ 1999 (the "Stock Purchase Agreement") pursuant to which FCF has agreed to purchase, and the Company has agreed to issue and sell, on the terms and conditions set forth therein, certain shares of the Company's Common Stock.

B. The Management Group and FCF are parties to an Option and Put Agreement dated ______ 1999 (the "Option and Put Agreement") pursuant to which the Management Group has agreed to grant FCF the right to acquire from the Management Group additional shares of the Company's capital stock under certain terms and conditions, and FCF has agreed to grant to the Management Group the right to require FCF to purchase from the Management Group additional shares of the Company's capital stock under certain terms and conditions.

C. FCF and the Company are parties to a Supply Agreement dated _________1999 (the "Supply Agreement").

D. It is a condition precedent to the consummation of the transactions contemplated by the Stock Purchase Agreement that the parties hereto enter into this Shareholders' Agreement on the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the mutual agreements, covenants and provisions herein contained, the parties agree as follows:

1. DEFINITIONS.

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1. Capitalized terms used in this Agreement and not otherwise defined herein have the meaning ascribed to them in the Stock Purchase Agreement.

"Affiliate" means a Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is in common Control with, the Person specified.

"Best Efforts" means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible; provided, however, that an obligation to use Best Efforts under this Agreement does not require the Person subject to that obligation to take actions that would result in a materially adverse change in the benefits to such Person

of this Agreement.

"Board" means the board of directors of the Company.

"Breach" means a "Breach" of a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision.

"Budget" means the operating plan contemplated by section 5.3 which has been approved by a majority of the members of the Board.

"Certificate of Incorporation" means the restated certificate of incorporation of the company, as amended or restated.

"Common Stock" means the common stock of the Company.

"Consent" means any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

"Contract" means any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

"Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, through members of the board of directors, or otherwise.

"Convertible Securities" means any warrants, options or other rights to acquire shares or securities convertible into or exercisable or exchangeable for shares.

"Encumbrance" means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

"ERISA" means the Employee Retirement Income Security Act of 1974 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

"FCF Director" means any director of the Company nominated by FCF in accordance with section 2.2.

"Fair Value", with respect to any security, assets or property means that value determined in good faith by the Board, in its reasonable discretion, to be the fair value of such security, assets or property; provided, however, that, if requested by any Shareholder who, alone or together with one or more other Shareholders, holds Shares that at the date of this agreement constituted at least one third of the issued and outstanding shares of Common Stock, the fair value of a security, assets or property shall be determined by a nationally-recognized investment banking or business

valuation firm, unaffiliated with the Company or any Shareholder, selected by the Board and approved by at least one Minority Director.

"GAAP" means generally accepted United States accounting principles, applied on a basis consistent with past practice.

"Governmental Authorization" means any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

"Governmental Body"--any:

(a) nation, state, county, city, town, village, district, or other jurisdiction of any nature;
(b) federal, state, local, municipal, foreign, or other government;
(c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);
(d) multi-national organization or body; or
(e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

"Legal Requirement" means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

"Material Adverse Effect" means an effect which is materially adverse to the business, assets, financial condition or results of operation of the business, taken as a whole, other than an effect relating to the economy in general or changes relating to the business's industry in general.

"Minority Director" means any director of the Company nominated by FCF or the Management Group, as the case may be, in accordance with section 2.2 and serving as such, with respect to FCF while it holds less than a majority of the votes for voting on the election of directors of the Company, and with respect to the Management Group, during the Put Option Period.

"Option and Put Agreement"—as defined in Recital B above.

"Order" means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

"Ordinary Course of Business" means an action taken by a Person will be deemed to have been taken in the "Ordinary Course of Business" only if:

(a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;
(b) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) of such Person; and
(c) such action is similar in nature and magnitude to actions customarily taken, without

any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

"Person" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

"Plan" means an employee benefit plan now or hereafter maintained for employees of the Company that is covered by Title IV of ERISA.

"Proceeding" means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

"Put Option Period"—as defined in the Option and Put Agreement.

"Shares" means shares of Common Stock.

"Shareholders" means FCF, Highley, Johandes and Grossman.

"Stock Purchase Agreement"—as defined in Recital A above.

"Tax" means any federal, state, local or foreign net income, alternative or add-on minimum, gross income, gross receipts, property, sales, use, transfer, gains, license, excise, employment, payroll, withholding or minimum tax, or any other tax custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Body.

2. BOARD OF DIRECTORS

2.1 NUMBER OF DIRECTORS.

The Shareholders agree that, except as otherwise provided herein, the Board shall consist of six (6) directors.

2.2 IDENTITY OF DIRECTORS.

The Shareholders agree that each of FCF and the Management Group shall be entitled to appoint such number of directors as is proportionate to its equity interest in the Company. For every one third shareholding in the Company (that is, shares of Common Stock of the Company constituting one third of the issued and outstanding equity securities of the Company outstanding on a fully diluted basis), FCF or the Management Group (acting through Highley), as the case may be, shall have the right to appoint two (2) directors. Each of the Management Group and FCF agrees to vote all Shares held by it in favor of the director(s) nominated by the other, so long as each such person is required to be nominated to the Board pursuant to the preceding sentence hereof. Should the individuals elected as directors pursuant to this Section 2.2 be unwilling or unable to serve, or otherwise cease to serve (including by means of

removal in accordance with the following sentence), vacancies on the Board shall be filled by the Board, except that FCF or the Management Group (acting through Highley), as the case may be, shall be entitled to nominate or designate any replacement for a director originally nominated by it pursuant to this Section 2.2. If FCF or the Management Group (acting through Highley), as the case may be, proposes to remove any director nominated by it pursuant to this Section 2.2, the other of them agrees to cooperate in such removal, and any resulting vacancy shall be filled in accordance with the preceding sentence.

2.3 BOARD ACTION.

Directors comprising at least a majority of the Board (including at least one Minority Director) must be present, in person or by telephone, at every meeting of the Board to constitute a quorum. In the event that at any duly convened meeting of the Board the meeting is not so quorate, or if during the meeting such a quorum ceases to be present, the meeting shall be adjourned to the same day in the next week at the same time and place (or to such other day, and at such other time and place as the directors present may agree in writing) and at such adjourned meeting the quorum shall be any four (4) directors. The Board shall call, and use its Best Efforts to have, regular meetings not less often than quarterly.

2.4 SIGNIFICANT BUSINESS DECISIONS.

Notwithstanding that no vote may be required, or that a lesser percentage vote may be specified by law, by the Certificate of Incorporation or Bylaws of the Company, or otherwise, the Company and the Shareholders agree that the Company shall not take any of the following actions, in a single transaction or a series of related transactions, without the approval of at least one Minority Director:

(a) amend the Certificate of Incorporation or Bylaws of the Company or take any action or enter into any other agreement prohibited by or in contravention of the Certificate of Incorporation or Bylaws of the Company;

(b) increase or decrease the total number of its authorized shares of capital stock or authorize shares of any class or series, or alter or change the rights, preferences or privileges of any class or series;

(c) authorize or issue, or obligate itself to authorize or issue, any equity security or any Convertible Security, except for issuances of shares of Common Stock upon the exercise of any options or similar rights granted pursuant to any Plan adopted and approved by the Board in accordance with the terms of this Agreement;

(d) redeem, retire, purchase or otherwise acquire, directly or indirectly, shares of its capital stock or warrants or options with respect to such capital stock, except as provided in the Certificate of Incorporation of the Company;

(e) declare or pay any cash or other dividend or make any other distribution of any kind on, or purchase or set aside any sums for the purchase or payment of, its capital stock;

(f) enter into any agreement with respect to any merger, reorganization or consolidation;

(g) otherwise than in the Ordinary Course of Business, sell, lease, exchange, transfer or otherwise dispose of, any assets having an aggregate Fair Value of greater than $500,000;

(h) recapitalize or otherwise change its capital structure in such a manner as will result in a change in control from one person to another person, either directly or indirectly, of the power to vote 50 percent or more of the securities or other interests of the Company having voting power for the election of directors of the Company or otherwise having voting power to direct or cause the direction of management policies of the Company;

(i) voluntarily dissolve or liquidate;

(j) discontinue or withdraw from a line of business presently engaged in, or expand into or enter a line of business not presently engaged in, by the Company where such line of business has represented, or could reasonably be expected to represent, more than 20% of the total revenue of the Company on an annualized basis;

(k) otherwise than in the Ordinary Course of Business, and other than exist on the date hereof, subject its assets to liens or encumbrances in excess of $500,000 in the aggregate;

(l) purchase, lease, exchange or otherwise acquire any securities or assets of any other Person for an amount in excess of $500,000 in the aggregate, except for acquisitions of supplies and equipment in the Ordinary Course of Business and acquisitions of assets pursuant to the Budget;

(m) make capital expenditures or commitments for additions to property, plant or equipment constituting capital assets which individually are in an amount greater than $200,000 or in the aggregate are in an amount greater than $500,000 in any twelve (12) month period, other than in accordance with the Budget;

(n) enter into any joint venture or partnership with any other Person involving a cash investment by the Company or any of its subsidiaries in an amount in excess of $500,000, or resulting in any sharing of revenues or profits between the Company and any other Person in an amount in excess of $500,000 in cash in the aggregate;

(o) other than with respect to employment arrangements, enter into or engage in, or amend or modify the terms of, any material transaction or arrangement between the Company and any director or officer of the Company, any Shareholder of the Company, or any partner or family member of any such Person, or any Affiliate of any of the foregoing Persons;

(p) incur, create, assume, become or be liable in any manner with respect to any indebtedness (including, without limitation, capitalized leases) or for the deferred purchase price for the acquisition of property, other than (i) accounts payable incurred in the Ordinary Course of Business, (ii) indebtedness for borrowed money existing on the date hereof, or (iii) indebtedness for borrowed money not to exceed in the aggregate at any one time $500,000; voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled payment date with respect to,

or waive any material right under or modify any material term of, any such indebtedness, except in accordance with the Budget;

(q) adopt, enter into or become bound by any Plan or any collective bargaining agreement, or amend, modify or terminate (partially or completely) any Plan or any collective bargaining agreement, in each case other than as contemplated in the Budget;

(r) hire, appoint or enter into an employment Contract with, or significantly increase or otherwise modify the salary, wages or other compensation of, or any material terms of the employment of, any employee who reports to the Chief Executive Officer, or executive officer of the Company or other officer, employee or consultant of the Company whose annual compensation is $150,000 or more or is required to be more than $150,000 in any year during the term of the Contract (excluding any stock options issued thereunder);

(s) commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal or state bankruptcy, insolvency or receivership or similar law; consent to the institution of or fail to contest in a timely and appropriate manner any such proceeding or filing; apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company; file an answer admitting the material allegations of a petition filed against it in any such proceeding; make a general assignment for the benefit of creditors; become unable, admit in writing its inability or fail generally to pay its debts as they become due; or take any action for the purpose of effecting any of the foregoing;

(t) become a party to any agreement which by its terms or otherwise could reasonably be expected to materially and adversely affect the Company's performance of or compliance with this Agreement or the Certificate of Incorporation of the Company;

(u) enter into or amend any Contract so as to create a financial obligation of the Company or any of its subsidiaries in excess of $2 million, whether payable at one time or in a series of payments, or which has a duration exceeding one year;

(v) change the independent auditors of the Company;

(w) materially modify or amend the accounting policies or methods used by the Company; or

(x) change the number of members of the Board from six (6).

2.6 FURTHER ASSURANCES.

Each of the Shareholders agrees to vote, in person or by proxy, all of the shares of Common Stock owned by such Shareholder, at any annual or special meeting of Shareholders of the Company called for the purpose of voting on the election of directors or by consensual action of Shareholders without a meeting with respect to the election of directors, in favor of the election of the directors nominated in accordance with Section 2.2. Each Shareholder shall vote the Shares owned by such Shareholder and shall take all other actions necessary to ensure that the Certificate of Incorporation

and Bylaws of the Company do not at any time conflict with the provisions of this Agreement.

3. CERTIFICATE OF INCORPORATION; BYLAWS

The Shareholders acknowledge and agree that the Certificate of Incorporation and Bylaws of the Company, as amended as of the date hereof, are set forth as Exhibit A.

4. TRANSFER OF SHARES

4.1 RESTRICTIONS ON TRANSFER.

Except as hereinafter provided (in particular, in the circumstances contemplated by Section 4.2 (c) below), no Shareholder will sell, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of in any way, all or any part of or any interest in any Shares now or hereafter owned or held by it/him unless and until the rights of pre-emption hereinafter conferred shall have been exhausted. Any sale, assignment, transfer, pledge, hypothecation or other encumbrance or disposition of Shares not made in conformance with this Agreement shall be null and void, shall not be recorded on the books of the Company and shall not be recognized by the Company.

4.2 RIGHT OF FIRST REFUSAL.

(a) **Transfer Notice.** If at any time a Shareholder ("the Proposed Transferor") proposes to transfer Shares to one or more third parties pursuant to an understanding with such third parties (a "Transfer"), then the Proposed Transferor shall give the Company written notice of its/his intention to make the Transfer (the "Transfer Notice"), which Transfer Notice shall include (i) a description of the Shares to be transferred ("Offered Shares"), (ii) the identity of the prospective transferee(s) and (iii) the consideration and the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall certify that the Proposed Transferor has received a firm offer from the prospective transferee(s) and in good faith believes a binding agreement for the Transfer is obtainable on the terms set forth in the Transfer Notice. The Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer. The Transfer Notice shall also contain an offer to sell the Offered Shares to the remaining Shareholders on the same terms and conditions.

(b) **Pre-emption Rights.** A Transfer Notice shall constitute the Company the agent of the Proposed Transferor to sell the Offered Shares in accordance with the following provisions:

> (i) the Company shall forthwith by notice in writing inform each Shareholder (other than the Proposed Transferor) of the number and price of the Offered Shares and invite each Shareholder to whom such notice is given to apply in writing to the Company within 30 days of the date of despatch of the notice (which shall be specified therein) for such maximum number of the Offered Shares (being all or any thereof) as it shall specify in such application;
>
> (ii) the Board of Directors shall within 7 days after the expiration of the 30-day period referred to in sub-clause (i) notify the Proposed Transferor of the number

of Offered Shares, if any, for which it has found a purchaser or purchasers pursuant to sub-clause (i) and if the Board of Directors has found such a purchaser or purchasers in respect of some only of the Offered Shares the Proposed Transferor shall be entitled to withdraw the Transfer Notice (in whole, not in part) within 5 days of such notification;

(iii) during the 60 days following the expiry of the period of 7 days referred to in sub-clause (ii) the Proposed Transferor (whether or not the Transfer Notice has been withdrawn under sub-clause (ii)) shall be at liberty to dispose of to the prospective transferee(s) referred to in Section 4.2(a) at any price not being less than the price contained in the Transfer Notice any share not allocated in accordance with the provisions of this Section provided that if the Proposed Transferor has withdrawn the Transfer Notice under sub-clause (ii) it shall not be entitled save with the written consent of all the other Shareholders to sell hereunder only some of the Offered Shares;

(iv) if the said Shareholders shall within the period of 30 days referred to in sub-clause (i) apply for all or (except where the Transfer Notice is withdrawn as aforesaid) any of the Offered Shares the Board of Directors shall allocate the Offered Shares (or so many of them as shall be applied for as aforesaid) to and amongst the applicants (and in the case of competition pro rata according to the number of shares of the Company other than the Offered Shares held by them) provided that no applicant shall be obliged to take more than the maximum number of Offered Shares specified by it as aforesaid;

(v) the Board of Directors shall forthwith give notice in writing of allocations of Offered Shares pursuant to sub-clause (iv) (an "Allocation Notice") to the Proposed Transferor and to the persons to whom Offered Shares have been allocated and (provided that the aggregate number of shares so allocated coincides with the number of shares notified to the Proposed Transferor pursuant to sub-clause (ii) the Proposed Transferor shall thereupon be bound to transfer the shares allocated upon payment of the price thereof. An Allocation Notice shall state the names and addresses of the purchasers and the number of shares agreed to be purchased by them respectively and the purchases shall be completed at such place and such time as shall be specified by the Board of Directors in such Notice being not less than 60 days after the date of such Notice;

(vi) if in any case the Proposed Transferor having become bound as aforesaid makes default in accepting payment of the price for any Offered Share or as the case may be in disposing of the same the Board of Directors may receive such purchase money and may nominate some person to execute an instrument of transfer of such share in the name and on behalf of the Proposed Transferor and thereafter the Board of Directors shall cause the purchaser to be registered as the holder of such share and where applicable shall hold the purchase money in trust without interest for the Proposed Transferor. The receipt of the Board of Directors for the purchase money shall be a good discharge to the purchaser (who shall not be bound to see to the application thereof) and after it has been so registered in purported exercise of the aforesaid powers the validity of the proceedings shall not be questioned by any Person.

(c) **Limitations to Right of First Refusal.** Notwithstanding any other provisions of this Section 4:

(i) a Shareholder may sell or otherwise assign, with or without consideration, Shares to any spouse or member of his immediate family, or to a custodian, trustee (including a trustee of a voting trust), executor, or other fiduciary for the account of his spouse or members of his immediate family, or to a trust for his own self, or a charitable remainder trust, provided that each such transferee or assignee, prior to the completion of the sale, transfer, or assignment shall have executed documents assuming the obligations of the Shareholder under this Agreement with respect to the transferred securities.

(ii) a transfer of all of his Shares by a member of the Management Group to another member of the Management Group may be made without restriction.

(iii) a transfer of all its Shares by a Shareholder to an Affiliate of that Shareholder (except where that Affiliate is a direct competitor of the Company) may be made without restriction.

(iv) a transfer of all its Shares by a Shareholder as part of a sale or transfer of all or substantially all of the business or assets of such Shareholder which relate directly to the business of the Company may be made without restriction.

(d) **Waiver.** Any Shareholder may waive its right to receive a Notice from the Company under Section 4.2(a) in respect of any proposed transfer and upon so doing shall cease to have any right of pre-emption in respect of the shares concerned under that Section and if all the Shareholders entitled waive their rights to such Notice the provisions of Section 4.2(b) shall not apply and the Board of Directors of the Company shall be bound to register a transfer of the shares concerned as a permitted transfer.

(e) **References to Board of Directors.** For the purposes of this Section 4.2 only, references to the Board of Directors shall be read and construed as the representatives not appointed by the Shareholder holding those shares which are being or proposed to be transferred.

4.3 FORCE-ALONG RIGHT.

(a) If at any time after four (4) years from the date hereof and while FCF holds less than a majority of the votes for voting on the election of directors of the Company, the remaining Shareholders of the Company (the "Deciding Shareholders")

(i) determine to sell or otherwise transfer all their stock in the Company, and if FCF does not elect to purchase all of such stock proposed to be sold pursuant to Section 4.2 hereof,

(ii) wish to cause the Company to effect a sale or other transfer of all or substantially all of the Company's assets (provided, however, that if such Shareholders propose to effect such a sale of the Company's assets, they shall first have granted FCF a right of first offer to purchase such assets, which right of first offer shall be granted on similar terms and in a similar manner, mutatis

mutandis, to the right of first offer set forth in Section 4.2 hereof, and such offer shall not have been accepted by FCF), or

(iii) approve a business combination involving the Company with the result that all Shareholders of the Company retain securities of a continuing entity,

the Deciding Shareholders may require and compel all Shareholders to sell their stock in the Company at the same price and otherwise upon the same terms and conditions as are applicable to all stock in the Company or require and compel all other Directors and Shareholders to take all actions necessary to effect such asset sale or business combination (provided, however, that such other Shareholders so required and compelled to participate in such asset sale shall not be required to make any representation, warranty or covenant in connection with such sale that is not also made by all such Shareholders). If the right to require and compel a force-along sale as provided herein is exercised, all Shareholders shall take all lawful actions requested to enable the Deciding Shareholders to enjoy the intended benefits of this Section 4.3, including, without limitation, (i) voting all of their respective shares in favor of the proposed sale or business combination, (ii) executing any purchase or sale agreement and any related agreements, and (iii) surrendering their stock certificates evidencing all of their shares, properly endorsed for transfer, against payment of the consideration for such shares.

(b) If at any time after two (2) years from the date hereof and while the Management Group holds less than a majority of the votes for voting on the election of directors of the Company, FCF

(i) determines to sell or otherwise transfer its stock in the Company, and if the remaining Shareholders do not elect to purchase all of such stock proposed to be sold pursuant to Section 4.2 hereof, or

(ii) wishes to cause the Company to effect a sale or other transfer of all or substantially all of the Company's assets (provided, however, that if FCF proposes to effect such a sale of the Company's assets, it shall first have granted the Management Group a right of first offer to purchase such assets, which right of first offer shall be granted on similar terms and in a similar manner, mutatis mutandis, to the right of first offer set forth in Section 4.2 hereof, and such offer shall not have been accepted by the Management Group), or

(iii) approves a business combination involving the Company with the result that all Shareholders of the Company retain securities of a continuing entity,

and if, in each case, the remaining Shareholders do not elect to exercise the Put Option under the Option and Put Agreement, FCF may require and compel all Shareholders to sell their stock in the Company at the same price and otherwise upon the same terms and conditions as are applicable to all stock in the Company or require and compel all other Directors and Shareholders to take all actions necessary to effect such asset sale or business combination (provided, however, that such other Shareholders so required and compelled to participate in such asset sale shall not be required to make any representation, warranty or covenant in connection with such sale that is not also made by all such Shareholders). If the right to require and compel a force-along sale as provided herein is exercised, all Shareholders shall take all lawful actions requested to

enable FCF to enjoy the intended benefits of this Section 4.3, including, without limitation, (i) voting all of their respective shares in favor of the proposed sale or business combination, (ii) executing any purchase or sale agreement and any related agreements, and (iii) surrendering their stock certificates evidencing all of their shares, properly endorsed for transfer, against payment of the consideration for such shares.

4.4 MERGER TRANSACTIONS.

Notwithstanding any other provision of this Agreement to the contrary, the Company may enter into an agreement to consolidate with or merge with or into any other corporation if such agreement is approved by the Board, by at least one Minority Director and by the requisite vote of the holders of Common Stock in accordance with the Certificate of Incorporation and any applicable laws of the State of Michigan. In such event, Section 4.2 shall not be applicable and all Shares may be transferred pursuant to such merger or consolidation for such consideration as is so approved by the Board, at least one Minority Director and the holders of Common Stock.

4.5 LEGEND ON CERTIFICATES.

Each outstanding certificate representing Shares that are subject to this Agreement shall bear an endorsement reading substantially as follows:

THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN SHAREHOLDERS AGREEMENT BY AND BETWEEN THE STOCKHOLDER, THE CORPORATION AND CERTAIN HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

4.6 INVOLUNTARY TRANSFERS.

If a Shareholder involuntarily transfers directly or indirectly any or all of its/his Shares for any reason and such transfer is not permitted by this Agreement, the transferee of such Shares shall be required to offer all of the Shares held by such transferee to the remaining Shareholders in accordance with the procedures set forth in Section 4.2. For purposes of such offer, the consideration for such Shares shall be the Fair Value of such Shares as of the date of the involuntary transfer of such Shares to such transferee (appropriately adjusted to reflect the Fair Value of any dividends or distributions received or to be received by the holder of such Shares subsequent to the date of such involuntary transfer). The Board shall make or obtain a determination of the Fair Value of such Shares no later than thirty (30) days following the date of any such involuntary transfer, and the Transfer Notice with respect to such Shares shall be given by the Shareholder or by the Company on behalf of the Shareholder as promptly as practicable following such determination.

4.7 OPTION AND PUT AGREEMENT

The Shareholders acknowledge that they are parties to the Option and Put Agreement and their rights as Shareholders hereunder are and shall be at all times subject to the terms and conditions of the Option and Put Agreement. If there shall be any conflict

between the provisions of this Agreement and the provisions of the Option and Put Agreement then the provisions of the Option and Put Agreement shall prevail.

5. ADDITIONAL AGREEMENTS

5.1 INSPECTION RIGHTS.

The Company shall permit authorized representatives of the Shareholders to visit and inspect the properties of the Company, including its books and records (and to make extracts therefrom) and to discuss the Company's affairs, finances and accounts with the officers, employees and auditors of the Company, all at such reasonable times and as often as such Shareholders may reasonably request and upon reasonable notice to the Company.

5.2 FINANCIAL REPORTS.

The Company will deliver to all Shareholders:

(a) as soon as available after the end of each fiscal month of the Company, and in any event within 30 days thereafter, (i) an unaudited consolidated statement of financial position of the Company and its subsidiaries as at the end of such month, (ii) an unaudited consolidated statement of income of the Company and its subsidiaries for such month and for the fiscal year of the Company to the end of such month, (iii) an unaudited consolidated statement of stockholders' equity of the Company and its subsidiaries for such month and for the fiscal year of the Company to the end of such month, (iv) an unaudited consolidated statement of cash flow of the Company and its subsidiaries for such month and for the fiscal year to the end of such month, and (v) a comparison between the actual financial figures for such month and the comparable figures included in the Budget, with an explanation of any material differences between them, all in reasonable detail, subject to changes resulting from normal year-end audit adjustments, certified by the chief executive officer of the Company;

(b) as soon as available after the end of each fiscal year of the Company, and in any event within 90 days thereafter, an audited consolidated statement of financial position of the Company and its subsidiaries, and the related audited consolidated statements of income, stockholders' equity and cash flows of the Company and its subsidiaries for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, accompanied by (i) an unqualified opinion on such financial statements of a firm of independent public accountants of nationally recognized standing selected by the Board and approved by at least one Minority Director that such financial statements fairly present the financial position of the companies being reported upon at the end of such fiscal year and the results of their operations and cash flows for such fiscal year in conformity with generally accepted accounting principles, and (ii) a comparison by the Company between the actual financial figures for such fiscal year, the comparable figures for the prior fiscal year and the comparable figures included in the Budget for such fiscal year, with an explanation of any material differences between them;

(c) as soon as available all monthly, quarterly, annual and other statements, certificates or notices to any lenders to the Company;

(d) promptly upon receipt of a written request from a Shareholder therefor, copies of all other reports, if any, submitted to the Company by independent public accountants in connection with any annual or interim audit of the books of the Company and its subsidiaries made by such accountants;

(e) promptly upon receipt of a written request from a Shareholder therefor, a copy of each financial statement, report and return that the Company or any of its subsidiaries shall file with any Governmental Body;

(f) promptly upon the occurrence thereof, notice of any material disputes with any customer or the occurrence of any other event which has had, or could reasonably be expected to have, a Material Adverse Effect;

(g) promptly upon the Company's learning thereof, written notice of (i) any pending litigation affecting the Company or any of its subsidiaries, whether or not the claim is considered by the Company to be covered by insurance, and (ii) any pending administrative or arbitration proceeding or investigation, or the receipt by the Company or any of its subsidiaries of any notice or order from any Governmental Body having jurisdiction over the Company or any of its subsidiaries, which litigation, proceeding, investigation, notice or order has had, or could reasonably be expected to have, a Material Adverse Effect;

(h) promptly upon the occurrence thereof, notice of (i) any change in the business or affairs of the Company or any of its subsidiaries which the Company reasonably determines has had, or could reasonably be expected to have, a Material Adverse Effect, (ii) any material Breach of any of its covenants, representations or warranties set forth in the Stock Purchase Agreement or this Agreement, (iii) any material labor dispute to which the Company or any of its subsidiaries may become a party, any strikes or walkouts relating to any of the Company's or any such subsidiary's facilities, and the expiration or termination of any labor Contract to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or of any negotiations with respect thereto, (iv) a default by the Company or any of its subsidiaries under any indenture, loan agreement or mortgage or any material note, lease, deed or other material agreement to which the Company or such subsidiary is a party or by which the Company or any such subsidiary is bound, (v) the Company's or any of its subsidiaries' learning that any of its assets is the subject of any federal, state or local investigation evaluating whether any remedial action is needed to respond to a release of any hazardous substance into the environment, (vi) the receipt by the Company or any of its subsidiaries of a notice of violation with respect to any of its permits (environmental or otherwise) or a notice of an enforcement action relating to any such permits, or (vii) receipt by the Company or any of its subsidiaries of notice of any event described in Section 4043 of ERISA and the regulations thereunder for which the reporting requirement is not thereby waived; and

(i) with reasonable promptness, such other data, reports and information as from time to time a Shareholder may reasonably request and such data, press releases, reports and information as the Company or any of its subsidiaries may from time to time furnish to holders of its securities.

5.3 BUDGET.

With respect to each fiscal year of the Company, the Company shall prepare and submit to the Board a budget (the "Budget") for such fiscal year, which shall set forth in reasonable detail the Company's operating and financial plan for such fiscal year and the related capital and headcount requirements to fulfill the plan. The Budget shall be submitted to the Board no later than sixty (60) days before the commencement of each such fiscal year. The Budget shall be accepted as the Budget for such fiscal year when it has been approved by a majority of the members of the Board. The Budget shall be reviewed by the Company periodically and all changes therein and all material deviations therefrom shall be resubmitted to the Board in advance and shall be accepted when approved by, and the Company shall not make any such changes or material deviations to or from the Budget without such prior approval of, a majority of the Board. With respect to the fiscal period of the Company ending on or about September 30, 2000, the Company shall prepare and deliver to the Board the Budget for such fiscal period as soon as possible after the Closing Date but in any event no later than 28 February 2000.

5.4 SYSTEM OF ACCOUNTING.

The Company shall maintain a system of accounting established and administered in accordance with generally accepted accounting principles, and will set aside on its books and cause each of its subsidiaries, if any, to set aside on its books all such proper reserves as shall be required by generally accepted accounting principles.

5.5 PROMPT PAYMENT OF TAXES; CONSOLIDATED RETURN.

The Company will, and will cause each of its subsidiaries to, pay or cause to be paid all Taxes levied upon any of its properties or assets or those of its subsidiaries or in respect of its or their respective franchises, businesses, income or profits before the same become delinquent, except that (unless and until foreclosure, sale or other similar proceedings shall have been commenced) no such charge need be paid if being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted if (i) such reserve or other appropriate provision, if any, as shall be required by sound accounting practice shall have been made therefor and (ii) no property or assets are in imminent danger of forfeiture. The Company will withhold all amounts for Taxes required to be withheld by it under applicable Legal Requirements. The Company will not consent to joining into a consolidated return with any Person.

5.6 MAINTENANCE OF CORPORATE EXISTENCE, ETC.

The Company shall maintain in full force and effect its corporate existence, rights, governmental approvals and franchises and all licenses and other rights to use patents, processes, licenses, trademarks, trade names or copyrights owned or possessed by it and deemed by the Company to be material to the conduct of its business.

5.7 MAINTENANCE OF PROPERTIES.

The Company will, and will cause each of its subsidiaries to, keep its properties in good repair, working order and condition, reasonable wear and tear excepted, and from time

to time make all needful and proper, or legally required, repairs, renewals, replacements, additions and improvements thereto.

5.8 INSURANCE.

The Company shall maintain or cause to be maintained, and shall cause each of its subsidiaries to maintain, with financially sound and reputable insurers, insurance with respect to its properties and businesses and the properties and businesses of its subsidiaries against loss or damage as may be required by law or as is customary for companies similarly situated and which reflects the Company's best business judgment as to the types and amounts of insurance that should be carried in light of conditions in the insurance industry, and at the request of a Shareholder shall furnish such Shareholder with evidence of the same. The insurance coverage of the Company and its subsidiaries shall be evaluated annually by the Board and by the management of the Company.

5.9 COMPLIANCE WITH LAWS; OBLIGATIONS.

The Company shall, and shall cause each of its subsidiaries to, comply with all Legal Requirements and Orders applicable to it and its respective assets and properties, and with all Contracts and agreements to which it is a party or shall become a party, the violation of which could reasonably be expected to have a Material Adverse Effect, and the Company shall perform, and shall cause each of its subsidiaries to perform, all obligations which it has or shall incur, the violation or lack of performance of which could reasonably be expected to have a Material Adverse Effect. Notwithstanding the foregoing, nothing in this Section shall prohibit the Company from contesting in good faith the validity or applicability of any law by appropriate proceedings, promptly initiated and diligently conducted, if such reserve or other appropriate provision, if any, as shall be required by sound accounting practices, shall have been made therefor.

5.10 KEY PERSON LIFE INSURANCE.

Unless otherwise agreed to in writing by FCF, the Company will use its Best Efforts to obtain and maintain or cause to be maintained, with financially sound and reputable insurers, term life insurance in a minimum aggregate amount of $1,000,000 on the life of Highley. Such policy shall be owned by the Company and all benefits thereunder shall be payable to the Company.

5.11 CORPORATE CONTROLLER.

The Company shall accept as its Corporate Controller an employee of FCF on the basis that such person would remain an employee of FCF but would report to the Company's Chief Financial Officer and have full and free access to the books and records of the Company.

5.12 HIGHER-PAID EMPLOYEES.

The Company will deliver to all Shareholders as soon as available after the end of each fiscal year of the Company, and in any event within 30 days thereafter, a report containing such detail as the Shareholders may reasonably require with respect to all employees of the Company whose annual compensation is greater than $75,000.

6. GENERAL PROVISIONS

6.1 EXPENSES

Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement, including all fees and expenses of agents, representatives, counsel, and accountants. For the avoidance of doubt, such expenses, if any, of the Management Group shall be borne by the Company. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a Breach of this Agreement by another party.

6.2 PUBLIC ANNOUNCEMENTS

Any public announcement or similar publicity with respect to this Agreement will be issued, if at all, at such time and in such manner as FCF and Highley may mutually agree. Unless consented to by FCF in advance or required by Legal Requirements, the Management Group shall, and shall cause the Company to, keep this Agreement strictly confidential and may not make any disclosure of this Agreement to any Person.

6.3 CONFIDENTIALITY

Each party to this Agreement will maintain in confidence, and will cause its directors, officers, employees, agents, and advisors to maintain in confidence, any written, oral, or other information obtained in confidence from another party in connection with this Agreement, unless (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any Consent or approval required by or in relation to this Agreement, or (c) the furnishing or use of such information is required by legal proceedings.

6.4 NOTICES

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized express courier delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

Fletcher Challenge Forests USA Inc.:

Attention: Paul L. Fowler
Facsimile No.: 64 9 571 9870

with a copy to: Floyd Robichaux

Facsimile No.: 64 9 571 9970

The Management Group

Facsimile No.: 616 748 7665

with a copy to: Dickinson Wright PLLC

Attention: Stuart F. Cheney
Facsimile No.: 616 458 6753

The Company:

Attention: Thomas H. Highley
Facsimile No.: 616 748 7665

with a copy to: Dickinson Wright PLLC

Attention: Stuart F. Cheney
Facsimile No.: 616 458 6753

6.5 FURTHER ASSURANCES

The parties agree

(a) to furnish upon request to each other such further information,

(b) to execute and deliver to each other such other documents, and

(c) to do such other acts and things,

all as the other parties may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

6.6 WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other parties; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

6.7 ENTIRE AGREEMENT AND MODIFICATION

This Agreement supersedes all prior agreements between the parties with respect to its subject matter (including the Letter of Intent between Fletcher Challenge Forests Limited and Highley dated 6 August 1999 and signed by Highley on 9 August 1999) and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

6.8 BYLAWS.

If and to the extent that any provision of this Agreement conflicts with or is inconsistent with any provision of the Bylaws of the Company, such provision of this Agreement shall be controlling and, to the extent practicable, the conflicting or inconsistent provision of the Bylaws shall be construed in a manner consistent with such provision of this Agreement.

6.9 NEW STOCKHOLDERS.

As a condition to the issuance by the Company of any authorized but unissued Shares or Shares held in treasury, or any Convertible Securities to any person other than pursuant to a registered public offering, the Company shall require such person to enter into this Agreement and to agree to be bound by the terms and conditions hereof (by executing an additional counterpart signature page to this Agreement, a joinder, or such other document evidencing such person's agreement to be bound hereby).

6.10 RECAPITALIZATION, ETC.

In the event that any capital stock or other securities are issued in respect of, in exchange for, or in substitution of, any shares of Common Stock by reason of any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, sale of assets, distribution to stockholders or combination of the shares of Common Stock or any other change in the Company's capital structure, appropriate adjustments shall be made to the provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the parties hereto under this Agreement.

6.11 ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS

No party may assign any of its rights under this Agreement without the prior consent of the other parties, which will not be unreasonably withheld, except that FCF may assign any of its rights under this Agreement to any Affiliate of FCF which is not a direct competitor of the Company. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the heirs, successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement

and their successors and assigns.

6.12 SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

6.13 SECTION HEADINGS, CONSTRUCTION

The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

6.14 TIME OF ESSENCE

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

6.15 GOVERNING LAW

This Agreement will be governed by the laws of the State of Michigan without regard to conflicts of laws principles.

6.16 COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

6.17 CROSS-DEFAULT

The parties agree that any default or Breach by a party hereto under or of the Stock Purchase Agreement, the Option and Put Agreement, or the Supply Agreement, which default or Breach continues for more than the applicable cure period, if any, with respect thereto, shall constitute a default or Breach by that party of this Agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

Fletcher Challenge Forests USA Inc.:	The Company:
By: ____________________	By: ____________________
Director	Thomas H. Highley Chief Executive Officer

By: ____________________
Thomas H. Highley

By: ____________________
Stephen J. Johandes

By: ______________________
Stephen R. Grossman

Exhibit A

Certificate of Incorporation and Bylaws of the Company